SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 23)*

Canterbury Park Holding Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

         13811E 10 1

(CUSIP Number)

                            June 14, 2023

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

CUSIP No. 13811E 10 1	13G

1	NAME OF REPORTING PERSON: Randall D. Sampson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 969,440
	6	SHARED VOTING POWER 23,612
	7	SOLE DISPOSITIVE POWER 969,440
	8	SHARED DISPOSITIVE POWER 23,612
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,052
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
⁯11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Canterbury Park Holding Corporation (the “Company”)

(b)	Address of Issuer's Principal Executive Offices: 1100 Canterbury Road, Shakopee, Minnesota 55379

Item 2.

(a)	Name of Person Filing: Randall D. Sampson

(b)	Address of Principal Business Office or, if None, Residence: 1100 Canterbury Road, Shakopee, Minnesota 55379

(c) Citizenship: United States

(d)	Title of Class of Securities: Common Stock, $.01 par value

(e)	CUSIP Number: 13811E 10 1

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________________________

Page 4 of 5 Pages

Item 4.	Ownership:

(a)	Amount beneficially owned:

Mr. Sampson is the sole trustee of the Marian Arlis Sampson Revocable Trust, which held 58,200 shares of the Company’s common stock. On June 14, 2023, the Marian Arlis Sampson Revocable Trust transferred all 58,200 shares of the Company’s common stock and as part of the transfers, Mr. Sampson received 14,550 shares of common stock that are held individually.

Mr. Sampson is one of five trustees under the Marian Arlis Sampson Exempt Marital Trust, which held 136,694 shares of the Company’s common stock. On June 14, 2023, the Marian Arlis Sampson Exempt Marital Trust transferred all 136,694 shares of the Company’s common stock and as part of the transfers, Mr. Sampson received 34,173 shares of common stock that are held by the Randall D. Sampson GST Trust, of which Mr. Sampson is the sole trustee.

Following the foregoing transfers and as of June 14, 2023, Mr. Sampson beneficially owns 993,052 shares of the outstanding common stock of the Company, which includes:

(i)	267,880 shares of common stock owned by Mr. Sampson individually;
(ii)	23,312 shares of common stock owned jointly by Mr. Sampson and his spouse;
(iii)	34,173 shares of common stock held by the Randall D. Sampson GST Trust, of which Mr. Sampson is sole trustee;
(iv)	667,387 shares of common stock held by Sampson Family Real Estate Holdings, LLC, of which Mr. Sampson is the sole manager; and
(v)	300 shares of common stock held by the Sampson Family Foundation, a charitable foundation of which Mr. Sampson is one of five directors.

The two officers of the Sampson Family Foundation have the authority to vote and dispose of the shares of common stock held by the Sampson Family Foundation. Mr. Sampson is not an officer of the Sampson Family Foundation.

Does not include 10,400 shares of unvested deferred stock that will vest beyond sixty days from June 14, 2023.

Mr. Sampson disclaims beneficial ownership of all of the foregoing shares of the Company’s common stock except those shares he holds individually or jointly with his spouse.

(b)

Percent of Class: 20.2% based on 4,910,408 shares of the Company’s common stock outstanding on March 31, 2023 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed on May 12, 2023.

(c)	The Reporting Person has the power to vote or dispose of the shares as of June 28, 2023 as follows:

(i)	Sole power to vote or direct the vote: 969,440
(ii)	Shared power to vote or direct the vote: 23,612
(iii)	Sole power to dispose or direct the disposition of: 969,440
(iv)	Shared power to dispose or direct the disposition of: 23,612

Page 5 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following          ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2023
/s/ Randall D. Sampson
Randall D. Sampson